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                             June 23, 2021

       Alex Ryan
       President
       Duckhorn Portfolio, Inc.
       1201 Dowdell Lane
       Saint Helena, CA 94574

                                                        Re: Duckhorn Portfolio,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 377-05066

       Dear Mr. Ryan:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Stertzel at (202) 551-3723 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing